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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                Amendment No. 1

                           CONTINENTAL CIRCUITS CORP.
       -------------------------------------------------------------------
                            (NAME OF SUBJECT COMPANY)

                           HADCO ACQUISITION CORP. II
                                HADCO CORPORATION
       -------------------------------------------------------------------
                                    (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
       -------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   989852-10-8
       -------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 ---------------

                                 ANDREW E. LIETZ
                             CHIEF EXECUTIVE OFFICER
                                HADCO CORPORATION
                                12A MANOR PARKWAY
                           SALEM, NEW HAMPSHIRE 03079
                                 (603) 898-8000
       -------------------------------------------------------------------
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                 ---------------

                                   COPIES TO:
                            STEPHEN A. HURWITZ, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                HIGH STREET TOWER
                                 125 HIGH STREET
                                BOSTON, MA 02110

                                 ---------------

                                  TENDER OFFER

     This Amendment No. 1 amends and supplements the Schedule 14D-1 filed by Hadco Corporation, a Massachusetts corporation ("Parent"), and Hadco Acquisition Corp. II, a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of Continental Circuits Corp. (the "Company"), a Delaware corporation, at $23.90 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which collectively constitute the "Offer"). All capitalized terms contained herein and not otherwise defined shall have the meanings assigned to them in the Offer to Purchase.


ITEM 1. SECURITY AND SUBJECT COMPANY

     Item 1 is hereby amended as follows:

    (b) The Introduction of the Offer is hereby amended by inserting the following paragraph in place of the current sixth paragraph:

        Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholders Agreement dated February 16, 1998 (the "Stockholders Agreement") with the Company and certain stockholders of the Company (the "Selling Stockholders") beneficially owning, in the aggregate, 580,000 Shares (or approximately 7.0% of the outstanding Shares calculated on a fully-diluted basis (as defined in the Merger Agreement)). Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed (i) to validly tender pursuant to the Offer all Shares which are owned of record or beneficially by them prior to the Expiration Date and (ii) to vote all such Shares in favor of the Merger. See Section 12.


ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended a follows:

    (a)-(d), (g) The Introduction of the Offer is hereby amended by inserting the following paragraph in place of the current sixth paragraph:

        Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholders Agreement dated February 16, 1998 (the "Stockholders Agreement") with the Company and certain stockholders of the Company (the "Selling Stockholders") beneficially owning, in the aggregate, 580,000 Shares (or approximately 7.0% of the outstanding Shares calculated on a fully-diluted basis (as defined in the Merger Agreement)). Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed (i) to validly tender pursuant to the Offer all Shares which are owned of record or beneficially by them prior to the Expiration Date and (ii) to vote all such Shares in favor of the Merger. See Section 12.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     Item 5 is hereby amended as follows:

    (a)-(e) Section 12 of the Offer to Purchase is hereby amended by inserting the following paragraph as paragraph 33 (under the existing caption "Stockholders Agreement"):

         Parties. The following table lists each Selling Stockholder who is a party to the Stockholders Agreement, his current position with the Company and the number of shares he beneficially owns and has agreed to tender:

Frederick G. McNamee                 President and Chief Executive Officer                     400,000 shares
Steven N. Lach                       Vice President - Operations                               50,000 shares
James Buchanan                       Vice President - Sales and Marketing                      100,000 shares
Jerome Wilson                        General Manager - Austin                                  30,000 shares

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 is hereby amended as follows:

    (a)-(b) The Introduction of the Offer is hereby amended by inserting the following paragraph in place of the current sixth paragraph:

         Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholders Agreement dated February 16, 1998 (the "Stockholders Agreement") with the Company and certain stockholders of the Company (the "Selling Stockholders") beneficially owning, in the aggregate, 580,000 Shares (or approximately 7.0% of the outstanding Shares calculated on a fully-diluted basis (as defined in the Merger Agreement)). Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed (i) to validly tender pursuant to the Offer all Shares which are owned of record or beneficially by them prior to the Expiration Date and (ii) to vote all such Shares in favor of the Merger. See Section 12.

         Section 12 of the Offer to Purchase is hereby amended by inserting the following paragraph as paragraph 33 (under the existing caption "Stockholders Agreement"):

         Parties. The following table lists each Selling Stockholder who is a party to the Stockholders Agreement, his current position with the Company and the number of shares he beneficially owns and has agreed to tender:

Frederick G. McNamee                 President and Chief Executive Officer                     400,000 shares
Steven N. Lach                       Vice President - Operations                               50,000 shares
James Buchanan                       Vice President - Sales and Marketing                      100,000 shares
Jerome Wilson                        General Manager - Austin                                  30,000 shares


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     Item 7 is hereby amended as follows:

         The Introduction of the Offer is hereby amended by inserting the following paragraph in place of the current sixth paragraph:

         Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholders Agreement dated February 16, 1998 (the "Stockholders Agreement") with the Company and certain stockholders of the Company (the "Selling Stockholders") beneficially owning, in the aggregate, 580,000 Shares (or approximately 7.0% of the outstanding Shares calculated on a fully-diluted basis (as defined in the Merger Agreement)). Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed (i) to validly tender pursuant to the Offer all Shares which are owned of record or beneficially by them prior to the Expiration Date and (ii) to vote all such Shares in favor of the Merger. See Section 12.

         Section 12 of the Offer to Purchase is hereby amended by inserting the following paragraph as paragraph 33 (under the existing caption "Stockholders Agreement"):

         Parties. The following table lists each Selling Stockholder who is a party to the Stockholders Agreement, his current position with the Company and the number of shares he beneficially owns and has agreed to tender:

Frederick G. McNamee                 President and Chief Executive Officer                     400,000 shares
Steven N. Lach                       Vice President - Operations                               50,000 shares
James Buchanan                       Vice President - Sales and Marketing                      100,000 shares
Jerome Wilson                        General Manager - Austin                                  30,000 shares


ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Item 8 is hereby amended as follows:

         The Introduction of the Offer is hereby amended by inserting the following paragraph in place of the current sixth paragraph:

         Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholders Agreement dated February 16, 1998 (the "Stockholders Agreement") with the Company and certain stockholders of the Company (the "Selling Stockholders") beneficially owning, in the aggregate, 580,000 Shares (or approximately 7.0% of the outstanding Shares calculated on a fully-diluted basis (as defined in the Merger Agreement)). Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed (i) to validly tender pursuant to the Offer all Shares which are owned of record or beneficially by them prior to the Expiration Date and (ii) to vote all such Shares in favor of the Merger. See Section 12.


ITEM 10. ADDITIONAL INFORMATION

     Item 10 is amended as follows:

         (a) The Introduction of the Offer is hereby amended by inserting the following paragraph in place of the current sixth paragraph:

         Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholders Agreement dated February 16, 1998 (the "Stockholders Agreement") with the Company and certain stockholders of the Company (the "Selling Stockholders") beneficially owning, in the aggregate, 580,000 Shares (or approximately 7.0% of the outstanding Shares calculated on a fully-diluted basis (as defined in the Merger Agreement)). Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed (i) to validly tender pursuant to the Offer all Shares which are owned of record or beneficially by them prior to the Expiration Date and (ii) to vote all such Shares in favor of the Merger. See Section 12.

         Section 12 of the Offer to Purchase is hereby amended by inserting the following paragraph as paragraph 33 (under the existing caption "Stockholders Agreement"):

         Parties. The following table lists each Selling Stockholder who is a party to the Stockholders Agreement, his current position with the Company and the number of shares he beneficially owns and has agreed to tender:

Frederick G. McNamee                 President and Chief Executive Officer                     400,000 shares
Steven N. Lach                       Vice President - Operations                               50,000 shares
James Buchanan                       Vice President - Sales and Marketing                      100,000 shares
Jerome Wilson                        General Manager - Austin                                  30,000 shares

    (f) The Introduction of the Offer is hereby amended by inserting the following paragraph in place of the current sixth paragraph:

         Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholders Agreement dated February 16, 1998 (the "Stockholders Agreement") with the Company and certain stockholders of the Company (the "Selling Stockholders") beneficially owning, in the aggregate, 580,000 Shares (or approximately 7.0% of the outstanding Shares calculated on a fully-diluted basis (as defined in the Merger Agreement)). Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed (i) to validly tender pursuant to the Offer all Shares which are owned of record or beneficially by them prior to the Expiration Date and (ii) to vote all such Shares in favor of the Merger. See Section 12.

         Section 2 of the Offer to Purchase is hereby amended by inserting the following paragraph in place of the current first paragraph:

         Upon the terms and subject to the conditions of the Merger Agreement and the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) and pay for, up to an aggregate of 8,279,543 Shares which are validly tendered prior to the Expiration Date (and not properly withdrawn) promptly following the Expiration Date. Subject to the applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares pending receipt of any regulatory approval specified in Section 15 or in order to comply, in whole or in part, with any other applicable law or government regulation. See Sections 14 and 15.

         Section 8 of the Offer to Purchase is hereby amended by inserting the following paragraph in place of the current fourth paragraph:

         The Company does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Offer to Purchase only because the information was provided to Purchaser and Parent. The projections were not prepared with a view to public disclosure or for compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Company has advised Purchaser and Parent that its internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions, and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. None of the Purchaser or Parent or their respective financial advisors, or any of their respective directors or officers, assumes any responsibility for the accuracy of any of the projections; and none of the Company or its financial advisor or any of their respective directors or officers makes any guarantee as to the future performance of the Company. Because the estimates and assumptions underlying the projections are inherently subject to significant economic and competitive uncertainties and contingencies which are difficult or impossible to predict accurately and are beyond the Company's, Purchaser's and Parent's control, there can be no assurance that the projections will be realized. Accordingly, it is expected that there will be differences between actual and projected results, and actual results may be materially higher or lower than those projected.

         Section 12 of the Offer to Purchase is hereby amended by inserting the following paragraph as paragraph 33 (under the existing caption "Stockholders Agreement"):

     Parties. The following table lists each Selling Stockholder who is a party to the Stockholders Agreement, his current position with the Company and the number of shares he beneficially owns and has agreed to tender:

Frederick G. McNamee                 President and Chief Executive Officer                     400,000 shares
Steven N. Lach                       Vice President - Operations                               50,000 shares
James Buchanan                       Vice President - Sales and Marketing                      100,000 shares
Jerome Wilson                        General Manager - Austin                                  30,000 shares


         Section 14 of the Offer to Purchase is hereby amended by inserting the following paragraph in place of the first paragraph:

         The Merger Agreement provides that, notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and may amend (subject to Section 1.1(b) of the Merger Agreement) or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, (i) there has not been validly tendered and not withdrawn prior to the time the Offer shall otherwise expire a number of Shares which constitutes at least 90% of the shares outstanding on a fully-diluted basis on the date of purchase ("on a fully-diluted basis" having the following meaning, as of any date: the number of Shares outstanding, together with Shares the Company may be then required to issue pursuant to obligations outstanding at that date under stock option, stock purchase or other benefit plans or otherwise); (ii) all material regulatory and related approvals have not been obtained prior to the expiration of the Offer or made on terms reasonably satisfactory to Purchaser, (iii) any applicable waiting periods under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer; or (iv) at any time after the date of the Merger Agreement and before the expiration of the Offer, such Shares any of the following events shall occur:

         Section 10 of the Offer to Purchase is hereby amended by inserting the following paragraph in place of the first paragraph:

         Purchaser estimates that the total amount of funds required to consummate the Offer and the Merger, to pay related fees and expenses and to assume outstanding indebtedness of the Company which may become due as a result of the Offer and the Merger is approximately $222 million. Purchaser expects to obtain these funds in the form of capital contributions and/or loans from Parent. Parent expects to use approximately $222 million of borrowings pursuant to an existing $400 million senior revolving credit loan facility with BankBoston, N.A. for up to an aggregate of $400 million line of credit. A copy of the agreement was filed as an exhibit to the Schedule 14D-1.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is amended as follows:


(c)(4) Amendment to Agreement and Plan of Merger dated as of March 13, 1998, among Parent, Purchaser and the Company.



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

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 1998                         HADCO ACQUISITION CORP. II


                                              By: /s/ TIMOTHY P. LOSIK
                                                  ------------------------------
                                              Name: Timothy P. Losik
                                              Title: Vice President


                                              HADCO CORPORATION


                                              By: /s/ TIMOTHY P. LOSIK
                                                  ------------------------------
                                              Name: Timothy P. Losik
                                              Title: Senior Vice President





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




                                  EXHIBIT INDEX

   EXHIBIT                                DESCRIPTION                                                                           PAGE
   -------                                -----------                                                                           ----
    (c)(4)  Amendment to Agreement and Plan of Merger dated as of March 13, 1998 among Parent,
            Purchaser and the Company.......................................................................................








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